SilverCrest Recognized by the Toronto Stock Exchange's 2021 TSX30 Program

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - September 14, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that the Company has been included in the Toronto Stock Exchange's 2021 TSX30, a flagship program recognizing the 30 top-performing TSX stocks over a three-year period based on dividend-adjusted share price appreciation. Over the three-year period considered, the price of SilverCrest shares rose 286%, ranking it ninth on the 2021 TSX30 list.

N. Eric Fier, Chief Executive Officer, commented, "I am very proud of the passion and hard work our team has invested to build SilverCrest to this point. Being honoured with the prestigious TSX30 recognition, a list that spans all sectors, both established and emerging companies, is one of the many accomplishments our team has recorded since we were listed on the TSX Venture Exchange in Q4, 2015.  We are committed to continuing to drive growth as we complete construction and begin commissioning of our Las Chispas Project in mid-2022 and continue our exploration efforts with a focus on creating further long-term shareholder value."

Chris Ritchie, President, commented, "SilverCrest has adopted a successful systematic and responsible phased approach focused on capital efficiency and risk mitigation. Our team has had tremendous success defining a high grade primary silver resource and reserve and positioning Las Chispas to enter production less than seven years from the first drill hole at the project. We are grateful for the support of our employees, contractors, local stakeholders and the investment community, who have all contributed to the extraordinary returns over the last three years."

For more information on the TSX30, visit: www.tsx.com/tsx30.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1